Cane Clark LLP				3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Chad Wiener+	Scott P. Doney~	Telephone: 702-312-6255
Facsimile: 702-944-7100
Email: bclark@caneclark.com

December 14, 2005

UNITED STATES SECURITIES AND EXCHANGE
COMMISSION-Division of Corporation Finance
100 F. Street NE
Washington, D.C. 20549
Mail Stop 4561

ATTENTION: Eric McPhee

Re:    United American Corporation
Form 10-K for the year ended December 31, 2004
Filed April 29, 2005
File No. 0-27621
________________________________________________________________________________

We write on behalf of United American Corporation (the “Company”) in response to Staff's letter of July 26, 2005 by Daniel L. Gordon, Branch Chief at the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced annual report on Form 10-KSB filed April 29, 2005 (the “Comment Letter”). On behalf of the Company, we are submitting this response to the Comment Letter. The Company will endeavor to supplement this correspondence with an additional response to all unanswered comments when the Company is able to respond completely and accurately. The delay in responding fully to all comments is attributable to the Company dismissing its former auditor and engaging a new auditor coupled with its efforts to remedy errors in the Company’s prior disclosure.

The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

Note 3. Acquisition of Internet Telecommunications Equipment

5.
Tell us whether you considered accounting for the acqusition of internet communications equipment as a reverse acqusition with 3874958 Canada Inc. as the accounting acquirer. Additionally, please tell us how you determined that the value of the transaction was $874,125. See paragraph 17 of SFAS 141.

In response to this comment, the Company retained an outside consultant to conduct a valuation of the transaction. A copy of this valuation is attached hereto. This valuation report was provided to the Company’s former auditor, Madsen & Associates, CPA’s, Inc. The Company accounted for this transaction in a manner consistent with the advice of its former auditor.

*Licensed Nevada, California, Washington and Hawaii Bars;
^ Nevada, Colorado and District of Columbia Bars
+ Illinois, Nevada and Wisconsin State Bars ~Nevada

Note 6. Contingent Liabilities - Extinguishment of Debt

6.
Please tell us how you determined that the outstanding debt of $625,964 no longer constituted a liability. In your response, please provide us with all relevant details of the transactions that led to incurring the debt as well as your decision to write off the outstanding debt. Please cite the accounting literature that you are relying on in your response.

In response to this comment, the Company sought the opinion of two law firms regarding a statute of limitations defense to these claims. All individuals with personal knowledge of these transactions are no longer with the Company. The correspondence that the Company received from these law firms was provided to the Company’s former auditor, Madsen & Associates, CPA’s, Inc. Based upon this information, the former auditor concluded that these debts no longer constituted a liability. The former auditor did not provide the Company with any accounting literature that was relied upon in making this decision. A copy of the correspondence from the two law firms regarding a statute of limitations defense to these claims is attached hereto.

If you have any questions regarding this comment letter, please feel free to contact me at
702-312-6255.

Sincerely,

/s/ Bryan R. Clark
Bryan R. Clark

Asset Evaluation

Description:

The asset consists of an information technology platform for internet telecommunications known as VoIP (Voice over Internet Protocol). This platform includes computer equipment and software which has been configured in order to process incoming and outgoing phone calls. The process is as follows:

•	Accept incoming calls either from any POTS (Plain Old Telephone System) phone number worldwide or a registered internet phone user.
•	Route the call to the appropriate destination either,
o	Through a gateway to the PSTN (Public Switched Telephone Network) in the case of a POTS destination
o	To another Internet phone user
o	To an international destination through a terminating partner
•	Ensure that the call is billed appropriately to the user’s account for the allotted time
•	Ensure that the billing of the user’s account occurs via credit card or pre-paid cash card system
•	Provide a web interface for the user to manage their account with advanced call forwarding options
•	Provide a web interface for sales distributors to manage their accounts and monitor their sales commissions
•	Provide a complete interface for technical support and network management and control.

The platform is SS7 compliant, can accommodate both G.729A/B, G.711 U-LAW Codecs, along with H.323 and SIP compatible signaling protocol. The total processing and memory consists of 72 processors with 40 G of RAM and 1.75 TByte of ROM storage. The equipment is all located within the Peer 1 co-location facility of Montreal, located at 1080 Beaver Hall, Suite 1520. This is an industry standard co-location facility providing all the necessary power back-up and fire suppression equipment to ensure its proper functionality on a continuous basis.

The equipment is as follows:

•	1 Cisco Firewall
•	13 Compaq/HP Servers
•	1 3-Com Network Switch
•	1 Cisco Network switch
•	1 Quintum VoIP Switch
•	2 Cisco Gateways
•	1 Quintum Gateway
•	1 Quintum Routing Server
•	Racks, back-up and related equipment

Its current capacity is evaluated as 100,000 users.

Equipment age

The equipment dates from 24 to 48 months old, when considering processor speeds and memory capacity. Considering this age, and considering the capacity (this equipment was clearly the top tier equipment when new, as it still classifies as significantly robust and powerful in terms of its processing capabilities), the economic life of the equipment could be another 7-10 years of useful life, provided regular scheduled maintenance such as updating power supplies, upgrading necessary hard drives and maintaining existing peripherals such as network cards and external drives is continuous throughout this time period.

The images were photographed of the equipment:

The following demonstrates software development to render the equipment commercially viable:

Automated, client-driven add service option -Add virtual numbers -Add extra handsets Web-based, client-driven voicemail to e-mail management
FollowMe call forwarding management -Automatic client driven call forwarding to any number within Continental US&Canada -Selection of time and day for forwarding
Real-time outbound call listings
On-line invoicing and payment control

Valuation:

In order to valuate the asset, one must consider the potential of the VoIP market. At the end of 2004, there were just over 1 Million VoIP subscribers in North America. In comparison, there are 350 Million wireline and cellular phone lines in the same area. Numerous industry analysts agree that VoIP telephony will replace traditional telephony by 2008-2009.

As an indication of the commercial value of this platform and its intellectual property, one must consider that by the end of 2004, Vonage Holdings Corp., the leader in the US VoIP market had recorded 350,000 subscribers at average revenues of US$25 per month. Hence, the 100,000 subscriber capacity will permit the owner of the asset to achieve yearly revenue of 30M$.

The asset value is evaluated at 1.75M$ when considering equipment cost and network architecture, systems analyst and programming labour costs to build such a system. In order to maintain a conservative estimate of the assets current value, 50% of this would be a fair and equitable valuation of the asset, ie. $875,000.

Considering that 26.25M shares have been issued as exchange for entire title of ownership and control of the asset, this would value each share at $0.0333 per share.

Currently, the public NASDAQ market indicates that shares of United American Corp. are currently trading at $0.10 to $0.14 per share. Therefore, the share exchange outlined in this transaction is considered to be a fair and equitable transaction for both parties.

McDONALD - CARANO -WILSON
Bryan R. Clark                                             Reply to Las Vegas
May 17, 2004

PRIVILEGED ATTORNEY CLIENT COMMUNICATION

Via Facsimile only (450-446-1348)

Benoit Laliberte
United American Corporation

Re: Old Payables

Mr Laliberte:

I am writing in response to your letter dated May 12, 2004, wherein you seek additional detail regarding the potential applicability of a statute of limitations defense to what you have represented to me are stale claims by Akamai Technology, Fried Frank et al, BWR Public Relations and Corporate Management. As we've discussed, I lack sufficient information as to the particulars of any of these transactions to be able to offer any opinion as to the viability of these claims.

I can offer only very general and limited guidance as to the possible applicability of statute of limitations defenses Please be cautioned, however, that the statute of limitations defense is both generally disfavored by courts and riddled with exceptions Thus, the particular facts of any given transaction can easily circumvent a facially valid statute of limitations defense thereby rendering it impossible for me to offer an opinion upon which you can rely with any degree of confidence as to the enforceability of any particular claim without access to the specifics of the underlying transactions. For example, although the statute of limitations on contracts for the sale of goods is generally four years, the parties can modify this term by agreement Also, an act by the debtor in affirming the validity of the debt may start the limitations period running anew

Thus, a dearth of information as to the specifics with respect to the four potential claims at issue here is particularly a problem because you do not have any of the underlying records and all of the individuals with personal knowledge of the transactions are no longer with the company Nor have you asked me to review or even provided me with copies of the limited documents in your possession related to these claims With the foregoing in mind, I offer the following, very general and very limited observations:

McDONALD-CARANO-WILSON

Benoit Laliberte
United American Corporation May 17, 2004

With respect to the Akamai Technology payable in the amount of $49,478.00 (estimated), you have advised me that the agreement was an oral one for the sale of goods for which full payment was due by the Company prior to December 1999. Assuming that this is true, that the invoice you have received is not considered to constitute a written contract by a court of competent jurisdiction or that any other written contract exists, that Massachusetts law applies, that the parties have not agreed to a longer limitations period, that the Company's payment obligation was due in full on or before four years ago today, that the Company was in default as of that time and has not since cured or affirmed the debt, that the creditor has not already filed suit or obtained a judgment, and that there are no other facts that would give rise to one of the myriad of counters to a statute of limitations defense under these circumstances, it is probable that the Company has a viable statute of limitations defense to a claim by this creditor under Massachusetts statutes, I have not, however, reviewed or even looked for any case law that may modify or qualify the plain language of the relevant Massachusetts statute as my engagement was strictly limited to just identifying that statute and nothing else. Moreover, I am not a Massachusetts lawyer and I am not familiar with the nuances of the statute of limitations doctrine as applied in Massachusetts. Thus, I cannot represent that I understand, even generally, how Massachusetts law would apply on the limited facts known .It would require substantial research for me to be able to achieve such knowledge, and you have indicated that the Company is unwilling to make such an investment.

With respect to the Corporate Management payable in the amount of $7,677.50 (estimated), you have advised that this claim arises out of an oral contract for the provision of services for which full payment was due by the Company prior to September 2001 Assuming that this is true, that the invoice you have received is not considered to constitute a written contract by a court of competent jurisdiction or that any other written contract exists, that California law applies, that the parties have not agreed to a longer limitations period, that the Company's payment obligation was due in full on or before two years ago today, that the Company was in default as of that time and has not since cured or affirmed the debt, that the creditor has not already filed suit or obtained a judgment, and that there are no other facts that would give rise to one of the myriad of counters to a statute of limitations defense under these circumstances, it is probable that the Company has a viable statute of limitations defense to a claim by this creditor under California law I have not, however, reviewed or even looked for any case law that may modify or qualify the plain language of the relevant California statute as my engagement was strictly limited to just identifying that statute and nothing else Moreover, I am not a California lawyer and I am not familiar with the nuances of the statute of limitations doctrine as applied in California. Thus, I cannot represent that I understand, even generally, how California law would apply on the

McDONALD •CARANO WILSON

Benoit Laliberte
United American Corporation May 17, 2004

limited facts known It would require substantial research for me to be able to achieve such knowledge, and you have indicated that the Company is unwilling to make such an investment

With respect to the BWR Public Relations payable in the amount of $48,410 20 (estimated), you have advised that this claim arises out of an oral contract for the provision of services for which full payment was due by the Company prior to August 2001 Assuming that this is true, that the invoice you have received is not considered to constitute a written contract by a court of competent jurisdiction or that any other written contract exists, that California law applies, that the parties have not agreed to a longer limitations period, that the Company's payment obligation was due in full on or before two years ago today, that the Company was in default as of that time and has not since cured or affirmed the debt, that the creditor has not already filed suit or obtained a judgment, and that there are no other facts that would give rise to one of' the myriad of counters to a statute of'limitations defense under these circumstances, it is probable that the Company has a viable statute of limitations defense to a claim by this creditor under California law Again, as I noted with respect to the Corporate Management claim, I have not reviewed or even looked for any case law that may modify or qualify the plain language of the relevant California statute as my engagement was strictly limited to just identifying that statute and nothing else. Moreover; I am not a California lawyer and I am not familiar with the nuances of the statute of limitations doctrine as applied in California. Thus, I cannot represent that I understand, even generally, how California law would apply on the limited facts known It would require substantial research for me to be able to achieve such knowledge, and you have indicated that the Company is unwilling to make such an investment,

With respect to the Fried Frank Harris Shriven & Jacob payable in the amount of $27,497 79 (estimated), you have advised that this claim arises out of' an oral contract for the provision of services for which full payment was due by the Company prior to August 2000. Assuming that this is true, that the invoice you have received is not considered to constitute a written contract by a court of competent jurisdiction or that any other written contract exists, that District of' Columbia law applies, that the parties have not agreed to a longer limitations period, that the Company's payment obligation was due in full on or before two years ago today, that the Company was in default as of that time and has not since cured or affirmed the debt, that the creditor has not already filed suit or obtained a judgment, and that there are no other facts that would give rise to one of the myriad of counters to a statute of limitations defense under these circumstances, it is probable that the Company has a viable statute of limitations defense to a claim by this creditor under District of Columbia law I have not, however, reviewed or even

McDONALD CARANO WILSON

Benoit Laliberte
United American Corporation May 17, 2004

looked for any case law that may modify or qualify the plain language of the relevant District of Columbia statute as my engagement was strictly limited to just identifying that statute and nothing else. Moreover, while I am an inactive member of the District of Columbia bar, I do not practice in the District of Columbia and I am not familiar with the nuances of the statute of limitations doctrine as applied in the District of Columbia Thus, I cannot represent that I understand, even generally, how District of Columbia law would apply on the limited facts known .It would require substantial research for me to be able to achieve such knowledge, and you have indicated that the Company is unwilling to make such an investment..

Finally, on the basis of our limited April 27, 2004, litigation search we have no information that any of the four claimants identified above has filed suit or obtained a judgment on their claim You have also advised us that the tax liens, lawsuits and other claims we uncovered in conducting our limited litigation search against the Company on April 27, 2004, are actually claims against another entity or entities of a similar' name. We would have to obtain copies of the underlying court and lien records in order to confirm your representation in this regard, which we have not done, but we are not in possession of any information that would lead us to disbelieve you.. We have not updated our April 27, 2004 limited litigation search.

This letter and its contents are a confidential, privileged communication intended solely for your internal use No one except for United American Corporation may view its contents or rely upon any of the information set forth herein.. Also, as I advised you on the phone this morning, I cannot advise you with respect to whether the statute of limitations defenses outlined above are substantial enough to warrant removing these four payables from the Company's financial statements I lack enough information as to the particulars of each of the four claims or with the governing state laws to be able to offer any such guidance. Not am .I familiar with whatever legal or accounting standard governs your decision as to when a claim is uncertain enough to warrant a decision by you that it no longer need be included as a liability on the Company's financial statements I strongly recommend that you consult the Company's securities counsel and your auditor for this guidance before making any decisions in this regard.

  Sincerely,

/s/ Bryan R. Clark
Bryan R. Clark, Esq.

PEARL & ASSOCIES

Avocats / Barristers & Solicitors'                                 Telephone: (514) 861-1170
1170, Place du Frcrc Andre, Suite 400                          Telecopieur: (514) 561-0850
Montreal (Quebec) Canada 1-1313 3C6                         lawyers@pea rlandassociates.corn

April 21, 2004

Mr_ Rex Anderson, CPA 684 East Vine Street
Suite 3
Murray, Utah
USA 84107
Via Fax: 801-262-3978

Re: United American Corporation
Formerly known as Studio Bromont (USA) Inc.

Dear Mr. Anderson,

We have been asked by the President of the above named corporation to provide a legal opinion as to when the statute of limitation occurs in the Province of Quebec for purposes of any creditor seeking recovery of an account that may be claimable from the above named corporation.

In the Province of Quebec, the term statute of limitation is known as "prescription". Prescription is defined in the Civil Code of Quebec as being:

"Article 2875

...a means of acquiring or being released by lapse of time and according to the conditions fixed by law... "

An accounts payable of a corporation would be considered a personal right enforceable by a creditor.
Article 2925 of the Civil Code of Quebec states: "Article 2925

An action to enforce a personal right... is prescribed by 3 years, if the prescriptive period is not otherwise established."

PEARL & ASSOCIES

We are of the opinion that any claim that may be invoked before the Courts in the Province of Quebec against United American Corporation for any contract entered into in the Province of Quebec and/or any claim of a creditor for a contract arising out of agreements made in the Province of Quebec would be prescribed (statute barred) by the lapse of 3 years from the date of such agreement.

We trust this opinion is sufficient for purposes of clarifying any issue that you may be considering with respect to writing off accounts payables of the above named corporation.

Yours truly,

PEARL & ASSOCIATES

/s/ Reevin Pearl
REEVIN PEARL

c.c. United American Corporation
Attention: Mr. Benoit Laliberte
Fax: 450-446-1348